Encompass Fund (ENCPX) Ranks Among Top Mutual Fund Performers for Two Consecutive Years; Investors Gain Access to Growth-Oriented Investments Including Rare Earths and Uranium

“Go-Anywhere” fund nears five-year benchmark, generating 60.0% gain in 2010 and garnering four-stars from Morningstar.

SAN FRANCISCO, February 17, 2011—The Encompass Fund’s focus on global resource companies exploring for and producing commodities like uranium, rare earth elements, copper, and gold helped launch it to the top of Morningstar’s charts once again last year. And in spite of its strategy to diversify risk by investing in a wide variety of sectors including healthcare and real estate, while keeping a portion of assets in cash, this go-anywhere fund has ranked among the top five of all mutual funds tracked by Morningstar for two consecutive years.

As of December 31, 2010, the Encompass Fund (ENCPX) www.encompassfund.com had returned 60.0% for the year. It was Morningstar’s top performing International fund (out of 3,362 funds) as well as #1 in the World Stock Fund category (of 843 funds). It ranked second in performance out of all 15,724 funds tracked for 2010. The Fund is benchmarked against the Wilshire 5000 Index, which gained 17.2% in 2010. Encompass has averaged annual returns of 10.04% since inception.*

The Encompass Fund invests in companies of all sizes, from micro-cap to large cap, in a number of diverse sectors and operating in all parts of the world, including Mongolia, Mali, Burkina Faso, and Cuba. The managers have emphasized commodity and health care companies since the fund’s inception in June 2006.

Veteran wealth managers Malcolm Gissen and Marshall Berol of Malcolm H. Gissen & Associates, Inc., created the Encompass Fund to provide investors access to typically undiscovered investment opportunities in sectors and companies that promise significant future growth.

“We continue to find undervalued resource and health care companies with exceptional upside potential,” commented Malcolm Gissen who co-manages the fund with Marshall Berol. “We think that a number of these companies have the potential to double or triple in price over the next 1–3 years because we foresee higher prices for many commodities over the next 12–18 months.”

As of Dec. 31, 2010, the fund’s top five holdings were:

o	Uranium Energy Corp (UEC)

o	Avalon Rare Metals, Inc. (AVL)

o	Avion Gold Corporation (AVR.TO, AVGCF.PK)

o	Petrodorado Energy Ltd. (PDG.V, PTRDF.PK)

o	Crosshair Exploration & Mining Corp. (CXZ)

For the year ending Dec. 31, 2009 the Encompass Fund was the number one World Stock Fund out of 722 funds with a return of 137%. The fund ranked fifth among the approximately 16,000 mutual funds tracked by Morningstar in 2009, while keeping an allocation of about 25%–30% in cash for much of the year due to the volatile market.**

The Encompass Fund is a no-load mutual fund with no 12b-1 fee. For more information, visit www.encompassfund.com.

About the Encompass Fund (ENCPX)

The Encompass Fund was established in 2006 by two investment advisors who had analyzed mutual funds for 25 years and discovered that few funds provide much added value. Introduced in 2006 and with current assets of $20 million and growing, the fund gives investors exposure to companies and sectors with high growth potential. The Encompass Fund is advised by Brick Asset Management, Inc., which is affiliated with Malcolm H. Gissen & Associates, Inc.

Media Contact: Sondra Harris Sondra Harris Public Relations sharrispr@comcast.net 415-939-2665

*The Encompass Fund had a total return of 60.00%, compared to 17.16% for the Wilshire 5000 for the one-year period ended 12/31/10. The fund had an average annualized return for the three years ended 12/31/10 of 13.39%, compared to -1.92% for the Wilshire 5000. The Encompass Fund had an average annualized return of 10.04%, compared to 2.47% for the Wilshire 5000 since inception on 6/30/06 through 12/31/10. Returns include change in share prices and in each case includes reinvestment of any dividends and capital gain distributions. The Wilshire 5000 Index measures the performance of all U.S. headquartered equity securities with readily available price data. Over 5,000 capitalization weighted security returns are used to adjust the index

**The Encompass Fund was ranked No. 1 among 722 World Stock funds tracked by Morningstar for the one-year period ended 12/31/09. The Encompass Fund was ranked No. 12 among 530 World Stock funds tracked by Morningstar for the three-year period ended 12/31/09. The Encompass Fund had a total return of 137.31%, compared to 31.78% for the MSCI EAFE NR USD for the year ended 12/31/09. The Encompass Fund had an average annualized return of –1.10%, compared to –1.41% for the MSCI EAFE NR USD since inception on 6/30/06 through 12/31/09. Returns include change-in-share prices and in each case include reinvestment of any dividends and capital gain distributions. The MSCI EAFE (Europe, Australasia, Far East) NR USD is designed to measure the equity market performance of developed markets, excluding the U.S. & Canada.

Performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. You may obtain performance data current to the most recent month-end by calling the transfer agent at 1-888-463-3957. Investors should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus by calling the transfer agent at 1-888-463-3957 or at www.encompassfund.com. The prospectus should be read carefully before investing.